UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 30, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K consists of updated risk factor disclosure of UBS Group AG and UBS AG, which appears immediately following this page.

Risk Factors

Certain risks, including those described below, may impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects.  Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not presently aware or which we currently do not consider to be material could also impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects.  The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the potential magnitude of their consequences.

Fluctuation in foreign exchange rates and continuing low or negative interest rates may have a detrimental effect on our capital strength, our liquidity and funding position, and our profitability

On 15 January 2015, the Swiss National Bank ("SNB") discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011.  At the same time, the SNB lowered the interest rate on deposit account balances at the SNB that exceed a given exemption threshold by 50 basis points to negative 0.75 %  It also moved the target range for three-month LIBOR to between negative 1.25% and negative 0.25%, (previously negative 0.75% to positive 0.25%).  These decisions resulted in an immediate, considerable strengthening of the Swiss franc against the euro, US dollar, British pound, Japanese yen and several other currencies, as well as a reduction in Swiss franc interest rates.  The longer-term rate of the Swiss franc against these other currencies is not certain, nor is the future direction of Swiss franc interest rates.  Several other central banks have likewise adopted a negative-interest-rate policy.

A significant portion of the equity of our foreign operations is denominated in US dollars, euro, British pounds and other foreign currencies.

Similarly, a significant portion of our RWA are denominated in US dollars, euros, British pounds and other foreign currencies.  Group Asset and Liability Management is mandated with the task of minimizing adverse effects from changes in currency rates on our capital ratios.  The Group Asset and Liability Management Committee, a committee of our Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and total capital ratio.  As a result, the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, and any further significant appreciation of the Swiss franc against these currencies would be expected to benefit our Basel III capital ratios, while a depreciation of the Swiss franc would be expected to have a detrimental effect.

The portion of our operating income denominated in non-Swiss franc currencies is greater than the portion of operating expenses denominated in non-Swiss franc currencies.  Therefore, appreciation of the Swiss franc against other currencies generally has an adverse effect on our earnings in the absence of any mitigating actions.

In addition to the estimated effects from changes in foreign currency exchange rates, our equity and capital are affected by changes in interest rates.  In particular, the calculation of our net defined benefit assets and liabilities is sensitive to the discount rate applied.  Any further reduction in interest rates would lower the discount rates and result in an increase in pension plan deficits due to the long duration of corresponding liabilities.  This would lead to a corresponding reduction in our equity and fully applied CET1 capital.  Also, a continuing low or negative interest rate environment would have an adverse effect on the re-pricing of UBS's assets and liabilities, and would significantly impact the net interest income generated from our wealth management and retail and corporate businesses.  The low or negative interest rate environment may affect customer behavior and hence the overall balance sheet structure.  Mitigating actions that we have taken, or may take in the future, to counteract these effects, such as the introduction of selective deposit fees or minimum lending rates, could result in the loss of customer deposits, a key source of our funding, and / or a declining market share in our domestic lending portfolio.

We are closely monitoring developments in the Swiss economy.  We expect the stronger Swiss franc may have a negative effect on the Swiss economy and on exporters in particular, which could adversely affect some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods from the low levels recently observed.

Regulatory and legal changes may adversely affect our business and our ability to execute our strategic plans

Fundamental changes in the laws and regulations affecting financial institutions can have a material and adverse effect on our business.  In the wake of the 2007–2009 financial crisis and the following instability in global financial markets, regulators and legislators have proposed, have adopted, or are actively considering, a wide range of changes to these laws and regulations.  These measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions.  They include the following:

•        significantly higher regulatory capital requirements;

•        changes in the definition and calculation of regulatory capital;

•        changes in the calculation of RWA, including potential requirements to calculate or disclose RWA using less risk-sensitive standardized approaches rather than the internal models approach UBS currently uses as required by FINMA under the Basel III framework;

•        changes in the calculation of the leverage ratio or the introduction of a more demanding leverage ratio;

•        new or significantly enhanced liquidity or funding requirements;

•        requirements to maintain liquidity and capital in jurisdictions in which activities are conducted and booked;

•        limitations on principal trading and other activities;

•        new licensing, registration and compliance regimes;

•        limitations on risk concentrations and maximum levels of risk;

•        taxes and government levies that would effectively limit balance sheet growth or reduce the profitability of trading and other activities;

•        cross-border market access restrictions;

•        a variety of measures constraining, taxing or imposing additional requirements relating to compensation;

•        adoption of new liquidation regimes intended to prioritize the preservation of systemically significant functions;

•        requirements to maintain loss-absorbing capital or debt instruments subject to write down as part of recovery measures or a resolution of the Group or a Group company, including requirements for subsidiaries to maintain such instruments;

•        requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to manage, restructure, disassemble or liquidate, including ring-fencing certain activities and operations within separate legal entities; and

•        requirements to adopt risk and other governance structures at a local jurisdiction level.

Many of these measures have been adopted and their implementation has had a material effect on our business.  Others will be implemented over the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation.  As a result, there remains a high level of uncertainty regarding a number of the measures referred to above, including whether (or the form in which) they will be adopted, the timing and content of implementing regulations and interpretations and / or the dates of their effectiveness.  The implementation of such measures and further, more restrictive changes may materially affect our business and ability to execute our strategic plans.

Notwithstanding attempts by regulators to coordinate their efforts, the measures adopted or proposed differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution.  The absence of a coordinated approach, moreover, disadvantages institutions headquartered in jurisdictions that impose relatively more stringent standards.  Switzerland has adopted capital and liquidity requirements for its major international banks that are among the strictest of the major financial centers.  This could disadvantage Swiss banks, such as UBS, when they compete with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

Regulatory and legislative changes in Switzerland

Swiss regulatory changes have generally proceeded more quickly in capital, liquidity and other areas than those in other major jurisdictions, FINMA, the SNB and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as UBS, than those adopted or proposed by regulatory authorities in other major global financial centres.  In December 2014, a group of senior experts representing the private sector, authorities and academia (the Brunetti group) appointed by the Swiss Federal Council published recommendations on, among other things, safeguarding systemic stability and too big to fail ("TBTF"), including with respect to the calculation of RWA, higher leverage ratio and withdrawing regulatory waivers at the level of the entity holding systemically relevant functions.  Based on the Brunetti group report, the Swiss Federal Council conducted a review of the Swiss TBTF law, resulting in the Swiss TBTF Proposal.  The Swiss TBTF Proposal would make the Swiss capital regime by far the most demanding in the world and in several areas anticipates adoption of international standards.

Capital regulation: A revised banking ordinance and capital adequacy ordinance implementing the Basel III capital standards and the Swiss TBTF law became effective on 1 January 2013.  As a systemically relevant Swiss bank, we are subject to base capital requirements, as well as a progressive buffer that scales with our total exposure (a metric that is based on our balance sheet size) and market share in Switzerland.  In addition, Swiss governmental authorities have the authority to impose an additional countercyclical buffer capital requirement of up to 2.5% of RWA.  This authority has been exercised to impose an additional capital charge of 2% in respect of RWA arising from Swiss residential mortgage loans.  FINMA has further required banks using the internal ratings-based ("IRB") approach to use a bank-specific multiplier when calculating RWA for owner-occupied Swiss residential mortgages, which is being phased in through 2019.  Moreover, FINMA has extended the multiplier approach to Swiss income-producing residential and commercial real estate ("IPRE"), as well as to credit exposure in the Basel II asset class "corporate" for the Investment Bank.  The multiplier for IPRE applies from the first quarter of 2015, and the multiplier for Investment Bank corporates from the second quarter of 2015, and they will increase over time and reach full implementation by December 2018.  Assuming no change in portfolio size or other characteristics, we expect these multipliers to result in an aggregate increase in RWA of CHF 5 to 6 billion each year from 2015 through 2018 and CHF 2 billion in 2019.  We understand that the new requirements have been introduced against the background of the Basel Committee on Banking Supervision ("BCBS") considering substantive changes to the standardized approach and a capital requirement floor based on the standardized approach.

In October 2015, the Swiss Federal Council published the cornerstones of the proposed revised Swiss TBTF regime, including further strengthened capital requirements for Swiss SRB.  The proposal represents the intended implementation of the recommendation of the Brunetti commission.  For Swiss SRB which operate internationally, the proposal would revise existing Swiss SRB capital requirements as a new going concern requirement and would establish an additional gone concern capital requirement, which, together with the going concern requirement, represents the TLAC required for Swiss SRB.  The proposed going concern capital requirements consist of a basic requirement for all Swiss SRB which is set at 4.5% of LRD and 12.9% of RWA.  On top of that, a progressive buffer would be added reflecting the degree of systemic importance.  Our progressive buffer is expected to be 0.5% of LRD and 1.4% of RWA resulting in a total going concern capital requirement of 5% of LRD and 14.3% of RWA. The going concern leverage ratio proposal would require a minimum CET1 capital requirement of 3.5% of LRD and up to 1.5% in high-trigger additional Tier 1 ("AT1") capital instruments.  The minimum CET1 capital requirement will remain unchanged at 10% of RWA, and the balance of the RWA-based capital requirement, i.e. 4.3%, may be met with high-trigger AT1 instruments.  The gone concern capital would be 5.0% of LRD and 14.3% of RWA for internationally active Swiss SRB and may be met with senior debt that is TLAC eligible.  Banks would be eligible for a reduction of the gone concern capital requirement if they demonstrate improved resolvability.  The proposal envisages transitional arrangements for outstanding low-trigger AT1 and tier 2 instruments to qualify as going concern capital until maturity or first call date and at least until the end of 2019.  Any high and low-trigger tier 2 capital remaining after 2019 will qualify as gone concern capital while low-trigger tier 1 capital instruments will continue to qualify as going concern capital.

The BCBS has issued far-reaching proposals (i) on revising the standardized approach to credit risk, e.g., by relying less on external credit ratings, reducing the scope of national discretion and strengthening the link between the standardized and the IRB approach, (ii) on mandatory disclosure of RWA based on the standardized approach and (iii) on the design of a capital floor framework.  If adopted by the BCBS and implemented into Swiss regulation, implementation of disclosure or capital calculations based on the standardized approach would result in significant implementation costs to us.  In addition, a capital standard or floor based on the standardized approach would likely be less risk sensitive and would likely result in higher capital requirements.

In addition, we have mutually agreed with FINMA to an incremental operational risk capital requirement to be held against litigation, regulatory and similar matters and other contingent liabilities, which added CHF 13.3 billion to our RWA as of 30 September 2015. There can be no assurance that we will not be subject to increases in capital requirements in the future either from the imposition of additional requirements or changes in the calculation of RWA or other components of the existing minimum capital requirement.

Liquidity and funding: As a Swiss SRB, we are required to maintain a Liquidity Coverage Ratio ("LCR") of high-quality liquid assets to estimated stressed short-term funding outflows, and will be required to maintain a Net Stable Funding Ratio ("NSFR"), both of which are intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets.

These requirements, together with liquidity requirements imposed by other jurisdictions in which we operate, require us to maintain substantially higher levels of overall liquidity than was previously the case.  Increased capital requirements and higher liquidity requirements make certain lines of business less attractive and may reduce our overall ability to generate profits.  The LCR and NSFR calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in a market or firm-specific stress situation.  There can be no assurance that in an actual stress situation our funding outflows would not exceed the assumed amounts.

Resolution planning and resolvability: The revised Swiss banking act and capital adequacy ordinances provide FINMA with additional powers to intervene to prevent a failure or resolve a failing financial institution.  These measures may be triggered when certain thresholds are breached and permit the exercise of considerable discretion by FINMA in determining whether, when or in what manner to exercise such powers.  In case of a threatened insolvency, FINMA may impose more onerous requirements on us, including restrictions on the payment of dividends and interest.  Although the actions that FINMA may take in such circumstances are not yet defined, we could be required directly or indirectly, for example, to alter our legal structure (e.g., to separate lines of business into dedicated entities, with limitations on intra-group funding and certain guarantees), or to further reduce business risk levels in some manner.  The Swiss banking act also provides FINMA with the ability to extinguish or convert to common equity the liabilities of a bank in connection with its resolution.

Swiss TBTF requirements require Swiss SRB, including UBS, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance.  The current Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for Swiss SRB that adopt measures to reduce resolvability risk beyond what is legally required.  Such actions include changes the legal structure of a bank group in a manner that would insulate parts of the group to exposure from risks arising from other parts of the group thereby making it easier to dispose of certain parts of the group in a recovery scenario, to liquidate or dispose of certain parts of the group in a resolution scenario or to execute a debt bail-in.  The proposed revisions to the Swiss TBTF requirements also contemplate a limited reduction of the proposed TLAC requirement based on improvements to resolvability.  However, there is no certainty with respect to timing or size of a potential capital rebate.

We have undertaken or announced a series of measures to improve our resolvability:

•        UBS Group AG completed an exchange offer for the shares of UBS AG and a procedure under the Swiss Stock Exchange and Securities Trading Act to squeeze out minority shareholders of UBS AG and as of 1 September 2015, owns all of the outstanding shares of UBS AG and is the holding company for the UBS Group.

•        In June 2015, UBS AG transferred its Retail & Corporate and Wealth Management business booked in Switzerland to UBS Switzerland AG, a banking subsidiary of UBS AG in Switzerland.

•        In the UK, we completed the implementation of a more self-sufficient business and operating model for UBS Limited, under which UBS Limited bears and retains a larger proportion of the risk and reward in its business activities.

•        In the third quarter, we established UBS Business Solutions AG as a direct subsidiary of UBS Group AG, to act as the Group service company.  We expect to transfer the ownership of the majority of our existing service subsidiaries to this entity.  We expect that the transfer of shared service and support functions into the service company structure will be implemented in a staged approach through 2018.  The purpose of the service company structure is to improve the resolvability of the Group by enabling us to maintain operational continuity of critical services should a recovery or resolution event occur.

•        UBS AG has established a new subsidiary, UBS Americas Holding LLC, which we intend to designate as our intermediate holding company for our US subsidiaries prior to the 1 July 2016 deadline under new rules for foreign banks in the US pursuant to the Dodd-Frank.  During the third quarter of 2015, UBS AG contributed its equity participation in the principal US operating subsidiaries to UBS Americas Holding LLC to meet the requirement under Dodd-Frank that the intermediate holding company own all of UBS's US operations, except branches of UBS AG.

•        We have established a new subsidiary of UBS AG, UBS Asset Management AG, into which we expect to transfer the majority of the operating subsidiaries of Asset Management during 2016.  We continue to consider further changes to the legal entities used by Asset Management, including the transfer of operations conducted by UBS AG in Switzerland into a subsidiary of UBS Asset Management AG.

We continue to consider further changes to the Group's legal structure in response to capital and other regulatory requirements and in order to obtain any reduction in capital requirements for which the Group may be eligible.  Such changes may include the transfer of operating subsidiaries of UBS AG to become direct subsidiaries of UBS Group AG, consolidation of operating subsidiaries in the

European Union, and adjustments to the booking entity or location of products and services.  These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Movement of businesses to a new subsidiary ("subsidiarization") will require significant time and resources to implement.  Subsidiarization in Switzerland and elsewhere may create operational, capital, liquidity, funding and tax inefficiencies and increase our and counterparties' credit risk.  Refer to "Regulatory and legislative changes outside Switzerland" for a description of other regulatory and legislative developments that may affect these decisions and further discussion of these risks.  There can be no assurance that the execution of the changes  we have undertaken, planned or may implement in the future will result in a material reduction in the progressive capital buffer as permitted under the Swiss TBTF law or that these changes will satisfy existing or future requirements for resolvability or mandatory structural change in banking organizations.

Market regulation: The Swiss Parliament adopted in June 2015 new regulation of the financial market infrastructure in Switzerland which is expected to become effective in 2016 and mandates the clearing of OTC derivatives with a central counterparty, among other things.  These laws may have a material impact on the market infrastructure that we use, available platforms, collateral management and the way we interact with clients.  In addition, these initiatives may cause us to incur material implementation costs.

Regulatory and legislative changes outside Switzerland

Regulatory and legislative changes in other locations in which it operates may subject us to a wide range of new restrictions both in individual jurisdictions and, in some cases, globally.

Banking structure and activity limitations: Some of these regulatory and legislative changes may subject us to requirements to move activities from UBS AG branches into subsidiaries.  Such "subsidiarization" can create operational, capital and tax inefficiencies, increase our aggregate credit exposure to counterparties as they transact with multiple entities within our Group, expose our businesses to higher local capital requirements, to local liquidity and funding requirements, and potentially give rise to client and counterparty concerns about the credit quality of individual subsidiaries.  Such changes could also negatively affect our funding model and severely limit our booking flexibility.

For example, we have significant operations in the UK and currently use UBS AG's London branch as a global booking center for many types of products.  We have been required by the Prudential Regulatory Authority ("PRA") and by FINMA to increase very substantially the capitalization of our UK bank subsidiary, UBS Limited, and may be required to change our booking practices to reduce or even eliminate its utilization of UBS AG's London branch as a global booking centre for the ongoing business of the Investment Bank.  In addition, the UK Independent Commission on Banking has recommended structural and non-structural reforms of the banking sector, most of which have been endorsed by the UK government and implemented in the Financial Services (Banking Reform) Act.  Key proposed measures include the ring-fencing of retail banking activities in the UK (which we do not expect to affect us directly), additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance by UK banks of debt subject to bail-in provisions.  Furthermore, the European Commission published its proposal for a "Regulation on bank structural reform" in January 2014.  The objectives of the Regulation center on the reduction of the systemic impact of banks and addressing the too big to fail problem.  Proposals include the separation of retail banking activities from wholesale banking activities together with a ban on proprietary trading and lending to hedge funds and private equity funds.  Significant divergence in views on the scope and application of these proposals persists at the EU level with full potential political agreement not likely before early 2016.  Issues that remain the subject of debate include how prescriptive to be as to separation requirements and which trading activities entities can and cannot be engaged in.  The applicability and implications of such changes to branches and subsidiaries of foreign banks are also not yet entirely clear, but they could have a material adverse effect on our businesses located or booked in the UK and other EU locations.

In February 2014, the Federal Reserve Board issued final rules for foreign banking organizations ("FBO") operating in the US (under Section 165 of Dodd-Frank) that include the following: (i) a requirement for FBO with more than USD 50 billion of US non-branch assets to establish an intermediate holding company ("IHC") to hold all US subsidiary operations, (ii) risk-based capital and leverage requirements for the IHC, (iii) liquidity requirements, including a 30-day onshore liquidity requirement for the IHC, (iv) risk management requirements including the establishment of a risk committee and the appointment of a US chief risk office, (v) stress test and capital planning requirements and (vi) a debt-to-equity limit for institutions that pose "a grave threat" to US financial stability.  Requirements differ based on the overall size of the foreign banking organization and the amount of its US-based assets.  We expect that we will be subject to the most stringent requirements based on our current operations.  We will have to establish an

IHC by 1 July 2016 and meet many of the new requirements.  The IHC will not need to comply with the US leverage ratio until 1 January 2018.

In October 2015, the Federal Reserve Board proposed long-term debt and TLAC requirements for US globally systemically important bank holding companies and US IHC that are controlled by non-US globally systemically important banks.  Under the proposed regulation, covered IHC, including our IHC, would be required to have TLAC held by a non-US parent entity (internal TLAC) equal to the greatest of: (i) 16% or 18% of RWA, (ii) if the IHC is subject to the US supplementary leverage ratio, 6% or 6.75% of total leverage exposure and (iii) 8% or 9% of average total consolidated assets.  The lower percentages would apply to an IHC if the home country resolution authority for the IHC's parent banking organization certifies to the Federal Reserve Board that its resolution strategy for the parent banking organization does not involve the IHC entering a resolution proceeding in the US.  FINMA has adopted a single point of entry resolution strategy and we anticipate that we will qualify for the lower internal TLAC requirement. The TLAC requirement must be met with tier 1 capital and eligible long-term debt, including tier 2 capital instruments that meet requirements for eligible long-term debt, that is issued directly by the covered IHC to a foreign entity that controls the covered IHC.  An IHC also would be required to maintain outstanding eligible long-term debt held by a non-US parent entity equal to the greatest of: (i) 7% of RWA, (ii) if the IHC is subject to the US supplementary leverage ratio, 3% of total leverage exposure and (iii) 4% of average total consolidated assets.  In addition, IHC would be required to maintain an internal TLAC buffer of 2.5% of RWA plus any countercyclical buffer.  Failure to maintain the buffer would trigger restrictions on distribution of dividends and discretionary variable compensation payments.  If adopted as proposed, these requirements would apply as of 1 January 2019, with the RWA-based component of the TLAC requirement phased in until 1 January 2022.

In the US, regulations implementing the "Volcker Rule" became effective in July 2015.  In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning interests in hedge funds and other private fund vehicles.  The Volcker Rule also broadly limits investments and other transactional activities between a bank and funds that the bank has sponsored or with which the bank has certain other relationships.  The Volcker Rule permits us and other non-US banking entities to engage in certain activities that would otherwise be prohibited to the extent that they are conducted outside the US and certain other conditions are met.  We have established a global compliance and reporting framework to ensure compliance with the Volcker Rule and the available exemptions.  The Volcker Rule could also have a substantial impact on market liquidity and the economics of market-making activities.

OTC derivatives regulation: In 2009, the G20 countries committed to require all standardized over-the-counter ("OTC") derivative contracts to be traded on exchanges or trading facilities and cleared through central counterparties by the end of 2012.  This commitment is being implemented through Dodd-Frank in the US and corresponding legislation in the EU, Switzerland – where the new regulation of the financial market infrastructure in Switzerland, which is expected to become effective in 2016 and mandates, among other things, the clearing of OTC derivatives via a central counterparty – and other jurisdictions, and has and will continue to have a significant effect on UBS's OTC derivatives business, which is conducted primarily in the Investment Bank.  For example, we expect that, as a rule, the shift of OTC derivatives trading to a central clearing model will tend to reduce profit margins in these products, although some market participants may be able to offset this effect with higher trading volumes in commoditized products.  Although we are preparing for these thematic market changes, the changes are likely to reduce the revenue potential of certain lines of business for market participants generally, and we may be adversely affected.

These mandatory clearing requirements will be supplemented by mandatory requirements to trade such clearable instruments on regulated venues under the forthcoming Markets in Financial Instruments Directive ("MiFID II") and the Markets in Financial Instruments Regulation ("MiFIR").  These two pieces of legislation, together with the more detailed implementing measures, due to take effect in early 2017, have the potential to bring about a major change to many aspects of the way financial services are provided in and into the European Economic Area.  All areas of the provision of financial services are impacted across all client types.  Some notable areas covered include increased pre and post-trade transparency, particularly into the area of fixed income products; further restrictions on the provision of inducements; the introduction of a new discretionary trading venue with the aim of regulating broker crossing networks; trading controls for algorithmic trading activities; increased conduct of business requirements and strengthened supervisory powers which include powers for authorities to ban products or services in particular situations.  We will not know the full effect of this legislation until the details of the implementing legislation and national implementation (where applicable) are completed.  We expect that this legislation will necessitate changes in business models and procedures in a number of areas.  This will likely entail the expenditure of significant time and resources on an ongoing basis and, in common with some other legislative proposals in this area, may also reduce the revenue potential of our businesses.

UBS AG registered as a swap dealer with the Commodity Futures Trading Commission ("CFTC") in the US at the end of 2012, enabling the continuation of its swaps business with US persons.  We expect to register UBS AG as a security-based swap dealer with the SEC, when its registration is required.  Regulations issued by the CFTC and those proposed by the SEC impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct.  Certain of the CFTC's regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, apply to UBS AG globally.  Application of the CFTC's regulations and the SEC's regulations, when they become effective to UBS AG's or possibly to other Group entities' swaps business with non-US persons continues to present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to us outside the US, including in Switzerland, and may place us at a competitive disadvantage to firms that are not required to register as swap dealers with the SEC or CFTC.

Regulation of cross-border provision of financial services: In many instances, we provide services on a cross-border basis.  We are therefore sensitive to barriers restricting market access for third-country firms.  In particular, efforts in the European Union ("EU") to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland.  In addition, a number of jurisdictions are increasingly regulating cross-border activities on the basis of some notion of comity (e.g., substituted compliance and equivalence determination).  While the issuance of such determinations in particular jurisdictions may ensure us access to markets in those jurisdictions, a negative determination in other jurisdictions may negatively influence our ability to act as a global firm.  In addition, as jurisdictions tend to apply such determinations on a jurisdictional level rather than on an entity level, we will generally need to rely on jurisdictions' willingness to collaborate.

Resolution and recovery; bail-in

We are currently required to produce recovery and resolution plans in the US, the UK, Switzerland and Germany and are likely to face similar requirements for our operations in other jurisdictions, including our operations in the EU as a whole as part of the proposed EU Bank Recovery and Resolution Directive.   If a recovery or resolution plan is determined by the relevant authority to be inadequate or not credible, relevant regulation may authorize the authority to place limitations on the scope or size of our business in that jurisdiction, hold higher amounts of capital or liquidity or change our legal structure or business to remove the relevant impediments to resolution.  Resolution plans may increase the pressure on us to make structural changes, such as the creation of separate legal entities, if the resolution plan in any jurisdiction identifies impediments that are not acceptable to the relevant regulators.  Such structural changes may negatively impact our ability to benefit from synergies between business units, and if they include the creation of separate legal entities, may have the other negative consequences mentioned above with respect to subsidiarization more generally.

See "– Regulatory and legal changes may adversely affect our business and our ability to execute our strategic plans – Regulatory and legislative changes in Switzerland" above in connection with the Swiss TBTF Proposal and the FSB Proposal.  The FSB proposes that a minimum Pillar 1 TLAC requirement be set within the range of 16% to 20% of RWA and at least twice the Basel III tier 1 leverage ratio requirement.  In addition, a number of jurisdictions, including Switzerland, the US, the UK and the EU, have implemented or are considering implementing changes that would allow resolution authorities to write down or convert into equity unsecured debt to execute a bail-in.  The scope of bail-in authority and the legal mechanisms that would be utilized for the purpose are subject to a great deal of development and interpretation.  Regulatory requirements to maintain minimum TLAC, including potential requirements to maintain TLAC at subsidiaries, as well as the power of resolution authorities to bail in TLAC and other debt obligations and uncertainty as to how such powers will be exercised, may increase the total amount and cost of funding for us.

Possible consequences of regulatory and legislative developments

Planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect on our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on our ability to compete with other financial institutions.  The developments have been, and are likely to continue to be, costly to implement and could also have a negative impact on our legal structure or business model, potentially generating capital inefficiencies and affecting our profitability.  Finally, the uncertainty related to, or the implementation of, legislative and regulatory changes may have a negative impact on our relationships with clients and our success in attracting client business.

Our capital strength is important in supporting our strategy, client franchise and competitive position

Our capital position, as measured by the fully applied common equity tier 1 and total capital ratios under Swiss SRB Basel III requirements, is determined by: (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (ii) eligible capital.  Both RWA and eligible capital may fluctuate based on a number of factors.  RWA are driven by our business activities and by changes in the risk profile of our exposures, as well as regulatory requirements.  For instance, substantial market volatility, a widening of credit spreads (a major driver of our value-at-risk), adverse currency movements, increased counterparty risk, deterioration in the economic environment, or increased operational risk could result in a rise in RWA.  Our eligible capital would be reduced if we experienced net losses or losses through other comprehensive income, as determined for the purpose of the regulatory capital calculation, which may also render it more difficult or more costly for us to raise new capital.  In addition, eligible capital can be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, acquisitions and divestments changing the level of goodwill, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities or in the interest rate and other assumptions used to calculate the changes in our net defined benefit obligation recognized in other comprehensive income.  See "Fluctuation in foreign exchange rates and continuing low or negative interest rates may have a detrimental effect on our capital strength, our liquidity and funding position, and our profitability".  Any such increase in RWA or reduction in eligible capital could materially reduce our capital ratios.

Risks captured in the operational risk component of RWA have become increasingly significant as a component of our overall RWA as a result of significant reductions in market and credit risk RWA, as we executes our strategy, and increased operational risk charges arising from operational risk events (including charges arising from litigation, regulatory and similar matters).  We have agreed with FINMA on a supplemental analysis that is used to calculate an incremental operational risk capital charge to be held for litigation, regulatory and similar matters and other contingent liabilities.  The incremental RWA calculated based on this supplemental analysis as of 30 September 2015 was CHF 13.3 billion.  Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters.  The methods used for calculation of operational risk RWA and the calibration of the models used are under review internationally and in Switzerland.  Any changes in the methods and the calibration may result in an increase in RWA arising from operational risk. There can be no assurance that we will be successful in addressing these matters and reducing or eliminating the incremental operational risk component of RWA or that any reduction in the incremental operational risk RWA will not be offset by changes in the methodology for calculation or calibration of operational risk RWA.

The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or their interpretation, as well as the exercise of regulatory discretion.  Changes in the calculation of RWA under Basel III and Swiss requirements (such as the revised treatment of certain securitization exposures under the Basel III framework) have significantly increased the level of our RWA and, therefore, have adversely affected our capital ratios.  We have achieved substantial reductions in RWA, in part to mitigate the effects of increased capital requirements.  Further changes in the calculation of RWA, the imposition of additional supplemental RWA charges or multipliers applied to certain exposures, or the imposition of an RWA floor based on the standardized approach or other methodology could substantially increase our RWA.  See "Regulatory and legal changes may adversely affect our business and our ability to execute our strategic plans – Regulatory and legislative changes in Switzerland – Capital regulations" for more information on the recent FINMA IRB multiplier.  In addition, we may not be successful in our plans to further reduce RWA, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments or actions to some degree counteract the benefit of our actions.

In addition to the risk-based capital requirements, we are subject to a minimum leverage ratio requirement for Swiss SRB.  The minimum leverage ratio requirement would be substantially increased under the Swiss TBTF Proposal.  The leverage ratio operates separately from the risk-based capital requirements.  It is a simple balance sheet measure and therefore limits balance sheet intensive activities, such as lending, more than activities that are less balance sheet intensive and, accordingly, under certain circumstances could constrain our business activities even if we satisfy other risk-based capital requirements.  We have achieved substantial reductions in our balance sheet and expect to make further reductions as we wind down our Non-core and Legacy Portfolio positions.  These reductions have improved our leverage ratio and contributed to our ability to comply with the more stringent leverage ratio requirements.  However, further increases in the leverage ratio requirement, including those contemplated in the Swiss TBTF Proposal, may make it difficult for us to satisfy the requirements without adversely affecting certain of our businesses, particularly balance sheet intensive businesses, such as lending.

Changes in international or Swiss requirements for risk-based capital, leverage ratios, LCR or NSFR, including changes in minimum levels, method of calculation or supervisory add-ons could have a material adverse effect on our capital position and our business.  Any such changes that are implemented only, or more quickly, in Switzerland may have an adverse effect on our competitive position compared with institutions regulated under different regimes.

We may not be successful in completing our announced strategic plans or in implementing changes in our businesses to meet changing market, regulatory and other conditions

In October 2012, we announced a significant acceleration in the implementation of our strategy.  The strategy included transforming our Investment Bank to focus it on its traditional strengths, very significantly reducing Basel III RWA and further strengthening our capital position, and significantly reducing costs and improving efficiency.  We have substantially completed the transformation of our business, but elements remain that are not complete.  There continues to be a risk that we will not be successful in completing the execution of our plans, that our plans may be delayed, that market events may adversely affect the implementation of our plan or that the effects of our plans may differ from those intended.

We have substantially reduced the RWA and balance sheet usage of our Non-core and Legacy Portfolio positions, but there can be no assurance that we will continue to be able to exit the remaining positions in the Non-core and Legacy Portfolio as quickly as our plans suggest or that we will not incur significant losses in doing so.  The continued illiquidity and complexity of many of our legacy risk positions in particular could make it difficult to sell or otherwise exit these positions and reduce the RWA and the balance sheet usage associated with these exposures.  As the size of the Non-core and Legacy Portfolio decreases, achieving a complete exit of particular classes of transactions will be necessary to achieve the reductions of RWA, balance sheet and costs associated with the positions.  At the same time, our ability to meet our future capital targets and requirements depends in part on our ability to reduce RWA and balance sheet usage without incurring unacceptable losses.

As part of our strategy, we have a program underway to achieve significant incremental cost reductions.  The success of our strategy and our ability to reach certain of the targets we have announced depends on the success of the effectiveness and efficiency measures we are able to carry out.  As is often the case with major effectiveness and efficiency programs, our plans involve significant risks.  Included among these are the risks that restructuring costs may be higher and may be recognized sooner than we have projected, that we may not be able to identify feasible cost reduction opportunities that are also consistent with our business goals and that cost reductions may be realized later or may be less than we anticipate.  Changes in workforce location or reductions in workforce can lead to charges to the income statement well in advance of the cost savings intended to be achieved through such workforce strategy.  For example, under IFRS we are required to recognize provisions for real estate lease contracts when the unavoidable costs of meeting the obligations under the contracts are considered to exceed the future economic benefits expected to be received under them and closure or disposal of operations may result in foreign currency translation losses (or gains) previously recorded in other comprehensive income being recognized in income.  In addition, as we implement our effectiveness and efficiency programs we may experience unintended consequences such as the loss or degradation of capabilities that we need in order to maintain our competitive position and achieve our targeted returns.

We are exposed to possible outflows of client assets in our asset-gathering businesses and to changes affecting the profitability of our Wealth Management business division and we may not be successful in implementing the business changes needed to address them.  We experienced substantial net outflows of client assets in our wealth management and asset management businesses in 2008 and 2009.  The net outflows resulted from a number of different factors, including our substantial losses, damage to our reputation, the loss of client advisors, difficulty in recruiting qualified client advisors and tax, legal and regulatory developments concerning our cross-border private banking business.

Many of these factors have been successfully addressed.  Our Wealth Management and Wealth Management Americas business divisions recorded substantial net new money inflows in 2013 and 2014.  Long-term changes affecting the cross-border private banking business model will, however, continue to affect client flows in the Wealth Management business division for an extended period of time.  One of the important drivers behind the longer-term reduction in the amount of cross-border private banking assets, particularly in Europe but increasingly also in other regions, is the heightened focus of fiscal authorities on cross-border investments.  Changes in local tax laws or regulations and their enforcement and the implementation of cross-border tax information exchange regimes may affect the ability or the willingness of our clients to do business with us or the viability of our strategies and business model.  For the last three years, we have experienced net withdrawals in our Swiss booking center from clients domiciled elsewhere in Europe, in many cases related to the negotiation of tax treaties between Switzerland and other countries.

The net new money inflows in recent years in our Wealth Management business division have come predominantly from clients in Asia Pacific and in the ultra high net worth segment globally.  Over time, inflows from these lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular cross-border European clients.  This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of our revenues than in the past, put downward pressure on our return on invested assets and adversely affect the profitability of our Wealth Management business division.

Reduced and in some cases negative interest rates impact Wealth Management's performance, particularly given the associated cost of maintaining the high-quality liquid assets required to cover regulatory outflow assumptions embedded in the LCR.  In order to adapt its business to the new regulatory and interest rate environments, in the first half of 2015, Wealth Management launched a global program intended to optimize its leverage ratio denominator and LCR and changed pricing for a number of clients with a high proportion of short-term deposits relative to invested assets.  Although the majority of these clients have chosen to retain their relationship with us and, in the aggregate, the program has reduced the LRD and high-quality liquid asset requirements for the Wealth Management business, net new money outflows and reductions in customer deposits have been recorded in the second and third quarters of 2015 related to this program.

We will continue our efforts to adjust to client trends, regulatory and market dynamics as necessary, in an effort to overcome the effects of changes in the business environment on our profitability, balance sheet and capital positions, but there can be no assurance that we will be able to counteract those effects.  In addition, we have made changes to our business offerings and pricing practices in line with the Swiss Supreme Court case concerning "retrocessions" (fees paid to a bank for distributing third-party and intra-group investment funds and structured products) and other industry developments.  These changes may adversely affect our margins on these products and the current offering may be less attractive to clients than the products it replaces.  There can be no assurance that we will be successful in our efforts to offset the adverse impact of these or similar trends and developments.

Asset Management experienced net outflows of client assets in 2012 and 2013, although it had net inflows for the first three quarters of 2014 and for full year 2014.  Further net outflows of client assets could also adversely affect the results of this business division.

Material legal and regulatory risks arise in the conduct of our business

The nature of our business subjects us to significant regulatory oversight and liability risk.  As a global financial services firm operating in more than 50 countries, we are subject to many different legal, tax and regulatory regimes.  We are involved in a variety of claims, disputes, legal proceedings and government investigations.  These proceedings expose us to substantial monetary damages and legal defence costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses.  The outcome of most of these matters, and their potential effect on our future business or financial results, is extremely difficult to predict.

In December 2012, we announced settlements totalling approximately CHF 1.4 billion in fines by and disgorgements to US, UK and Swiss authorities to resolve investigations by those authorities relating to LIBOR and other benchmark interest rates.  We entered into a non-prosecution agreement ("NPA") with the US Department of Justice ("DOJ") and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates.  In May 2015, the NPA was terminated by the DOJ based on its determination in its discretion that we had committed a US crime in relation to foreign exchange matters.  As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation.  The settlements do not resolve investigations by other authorities or civil claims that have been or may in the future be asserted by private and governmental claimants with respect to submissions regarding LIBOR or other benchmark interest rates.  The extent of our financial exposure to these remaining matters is extremely difficult to estimate and could be material.

Our settlements with governmental authorities in connection with foreign exchange and LIBOR and benchmark interest rates starkly illustrate the much-increased level of financial and reputational risk now associated with regulatory matters in major jurisdictions.  Very large fines and disgorgement amounts were assessed against us, and the guilty pleas by us and a subsidiary, despite our full cooperation with the authorities in the investigations relating to LIBOR and other benchmark interest rates, and despite our receipt of conditional leniency or conditional immunity from antitrust authorities in a number of jurisdictions, including the US and Switzerland.  We undersrtand that, in determining the consequences to us, the authorities considered the fact that it has in the recent past been determined that we have engaged in serious misconduct in several other matters.  The heightened risk level was further illustrated by the European Commission ("EC") announcement in December 2013 of fines against other financial institutions related to its Yen Interest Rate Derivatives ("YIRD") investigation.  The EC stated that we would have been subject to fines of approximately EUR 2.5 billion had we not received full immunity for disclosing to the EC the existence of infringements relating to YIRD.  Recent resolution of enforcement matters involving other financial institutions further illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the US, and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings.  In 2014, Credit Suisse AG ("CS") and BNP Paribas ("BNPP") each pleaded guilty to criminal charges in the United States and simultaneously entered into settlements with other US agencies, including the Federal Reserve and the New York Department of Financial Services ("DFS").  These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their businesses and actions with respect to relevant personnel.  In the case of BNPP, the DFS suspended for a one-year period BNPP's ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely US dollar clearing for specified BNPP business units.  In addition, the DOJ has announced a series of resolutions related to the conduct of major financial institutions in packaging, marketing, issuing and selling residential mortgage-backed securities.  In these resolutions, financial institutions have been required to pay penalties ranging from USD 7 to USD 16.7 billion and, in many cases, were also required to provide relief to consumers who were harmed by the relevant conduct.

We continue to be subject to a large number of claims, disputes, legal proceedings and government investigations, including the matters described in the notes to the financial statements included in our Third Quarter 2015 Financial Report and we expect that our ongoing business activities will continue to give rise to such matters in the future.  The extent of our financial exposure to these and other matters is material and could substantially exceed the level of provisions that we have established for litigation, regulatory and similar matters.  We are not able to predict the financial and other terms on which some of these matters may be resolved.  Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences.  Among other things, a guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for us.  Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities.  Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for us.

At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

Ever since our losses in 2007 and 2008, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility.  While we believe that we have remediated the deficiencies that led to the material losses during the 2007–2009 financial crisis, the unauthorized trading incident announced in September 2011, the LIBOR-related settlements of 2012 and settlements with some regulators of matters related to our foreign exchange and precious metals business, the resulting effects of these matters on our reputation and relationships with regulatory authorities have proven to be more difficult to overcome.  For example, following the unauthorized trading incident, FINMA placed restrictions (since removed) on acquisitions or business expansions in our Investment Bank unit.  We are determined to address the issues that have arisen in the above and other matters in a thorough and constructive manner.  We are in active dialogue with our regulators concerning the actions that we are taking to improve our operational risk management and control framework, but there can be no assurance that our efforts will have the desired effects.  As a result of this history, our level of risk with respect to regulatory enforcement may be greater than that of some of our peer institutions.

Operational risks affect our business

Our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions.  Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, misconduct, unauthorized trading, fraud, system failures, financial crime, cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled.

Cyber-crime is a fast growing threat to large organizations that rely on technology to support their business.  It can range from internet-based attacks that interfere with the organizations' internet websites, to more sophisticated crimes that target the organizations, as well as their clients, and seek to gain unauthorized access to technology systems in efforts to disrupt business, steal money or obtain sensitive information.  Cyber-threats to the financial industry have been increasing and cyber-attacks have become increasingly sophisticated as criminal organizations deploy resources and technical capabilities to target specific institutions.

A major focus of US governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing.  Regulations applicable to us impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients.  We are also subject to laws and regulations related to corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK Bribery Act.  We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations.  Failure to maintain and implement adequate programs to combat money laundering and terrorist financing or laws against corruption, or any failure of our programs in these areas, could have serious consequences both from legal enforcement action and from damage to our reputation.

Although we seek to continuously adapt our capability to detect and respond to the risks described above, if our internal controls fail or prove ineffective in identifying and remedying these risks, we could suffer operational failures that might result in material losses, such as the loss from the unauthorized trading incident announced in September 2011.

Participation in high-volume and high-frequency trading activities, even in the execution of client-driven business, can also expose us to operational risks.  Our loss in 2012 relating to the Facebook initial public offering illustrates the exposure participants in these activities have to unexpected results arising not only from their own systems and processes but also from the behavior of exchanges, clearing systems and other third parties and from the performance of third-party systems.

Our wealth and asset management businesses operate in an environment of increasing regulatory scrutiny and changing standards.  Legislation and regulators have changed and are likely to continue to change fiduciary and other standards of care for asset managers and advisers and have increased focus on mitigating or eliminating conflicts of interest between a manager or adviser and the client.  These changes have and likely will continue to present regulatory and operational risks if not implemented effectively across the global systems and processes of investment managers and other industry participants.  If we fail to effectively implement controls to ensure full compliance with new, rising standards in the wealth and asset management industry, we could be subject to additional fines and sanctions as a result.  These could have an impact on our ability to operate or grow our wealth and asset management businesses in line with our strategy.

Certain types of operational control weaknesses and failures could also adversely affect our ability to prepare and publish accurate and timely financial reports.  Following the unauthorized trading incident announced in September 2011, management determined that we had a material weakness in our internal control over financial reporting as of the end of 2010 and 2011, although this did not affect the reliability of our financial statements for either year.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we are located.  This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services used by us or third parties with whom we conduct business.

Our reputation is critical to the success of our business

Our reputation is critical to the success of our strategic plans.  Damage to our reputation can have fundamental negative effects on our business and prospects.  Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure.  This was demonstrated in recent years, as our very large losses during the financial crisis, the US cross-border matter (relating to the governmental inquiries and investigations relating to our cross-border private banking services to US private clients during the years 2000–2007 and the settlements entered into with US authorities with respect to this matter) and other events seriously damaged our reputation.  Reputational damage was an important factor in our loss of clients and client assets across our asset-gathering businesses, and contributed to our loss of and difficulty in attracting staff in 2008 and 2009.  These developments had short-term and also more lasting adverse effects on our financial performance, and we recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees.  More recently, the unauthorized trading incident announced in September 2011 and our involvement in the LIBOR matter and investigations relating to our foreign exchange and precious metals business have also adversely affected our reputation.  Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets.

Performance in the financial services industry is affected by market conditions and the macroeconomic climate

The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, transparent, liquid and buoyant capital markets and positive investor sentiment.  An economic downturn, continued low interest rates or weak or stagnant economic growth in our core markets, or a severe financial crisis can negatively affect our revenues and ultimately our capital base.

A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism.  Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur.  A crisis could develop, regionally or globally, as a result of disruptions in emerging markets as well as developed markets that are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant.  We have material exposures to a number of these markets, both as a wealth manager and as an investment bank.  Moreover, our strategic plans depend more heavily upon our ability to generate growth and revenue in emerging markets, causing us to be more exposed to the risks associated with them.  The continued absence of sustained and credible improvements to unresolved issues in Europe, continued US fiscal and monetary policy issues, emerging markets fragility and the mixed outlook for global growth demonstrate that macroeconomic and political developments can have unpredictable and destabilizing effects.  Adverse developments of these kinds have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:

•        a general reduction in business activity and market volumes, as we have recently experienced, affects fees, commissions and margins; local or regional economic factors, such as the ongoing European sovereign debt concerns and negative interest rates, could also have an effect on us;

•        a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset and performance-based fees;

•        the ongoing low interest rate environment will further erode interest margins in several of our businesses and adversely affect our net defined benefit obligations in relation to our pension plans;

•        negative interest rates announced by central banks in Switzerland or elsewhere may also affect client behaviour and changes to our deposit and lending pricing and structure that we may make to respond to negative interest rates and client behaviour may cause deposit outflows, reduced business volumes or otherwise adversely affect our businesses;

•        reduced market liquidity or volatility limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;

•        deteriorating market conditions could cause a decline in the value of assets that we own and account for as investments or trading positions;

•        worsening economic conditions and adverse market developments could lead to impairments and defaults on credit exposures and on our trading and investment positions, and losses may be exacerbated by declines in the value of collateral we hold; and

•        if individual countries impose restrictions on cross-border payments or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the euro), we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in, or prevented from, managing our risks.

Because we have very substantial exposures to other major financial institutions, the failure of one or more such institutions could have a material effect on us.

The developments mentioned above have in the past affected and could materially affect the performance of the business units and of us as a whole, and ultimately our financial condition.  There are related risks that, as a result of the factors listed above, carrying value of goodwill of a business unit might suffer impairments, deferred tax asset levels may need to be adjusted or our capital position or regulatory capital ratios could be adversely affected.

We hold legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

We, like other financial market participants, were severely affected by the financial crisis that began in 2007.  The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009.  Although we have significantly reduced our risk exposures starting in 2008, and more recently as we progress our strategy and focus on complying with Basel III capital standards, we continue to hold substantial legacy risk positions, primarily in our Non-core and Legacy Portfolio unit.  In many cases these risk positions remain illiquid, and we continue to be exposed to the risk that the remaining positions may again deteriorate in value.  In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortized cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

Moreover, we hold positions related to real estate in various countries, and could suffer losses on these positions.  These positions include a substantial Swiss mortgage portfolio.  Although management believes that this portfolio has been very prudently managed, we could nevertheless be exposed to losses if the concerns expressed by the Swiss National Bank and others about unsustainable price escalation in the Swiss real estate market come to fruition.  Other macroeconomic developments, such as the implications on export markets of the appreciation of the Swiss franc following recent announcements by the Swiss National Bank, the adoption of negative interest rates by the Swiss National Bank or other central banks or any return of crisis conditions within the eurozone and the potential implications of the recent decision in Switzerland to reinstate immigration quotas for EU / EEA countries, could also adversely affect the Swiss economy, our business in Switzerland in general and, in particular, our Swiss mortgage and corporate loan portfolios.

In addition, we are exposed to risk in our prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.

Our global presence subjects us to risk from currency fluctuations

We prepare our consolidated financial statements in Swiss francs.  However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the US dollar, the euro and the British pound.  Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar revenues account for the largest portion of our non-Swiss franc revenues) have an effect on our reported income and expenses, and on other reported figures such as other comprehensive income, invested assets, balance sheet assets, RWA and Basel III CET1 capital.  These effects may adversely affect our income, balance sheet, capital and liquidity ratios.  The effects described in the sidebar "Impact of Swiss National Bank actions" in the "Current market climate and industry drivers" section of the Annual Report 2014 clearly illustrate the potential effect of significant currency movements, particularly of the Swiss franc.

We are dependent upon our risk management and control processes to avoid or limit potential losses in our counterparty credit and trading businesses

Controlled risk-taking is a major part of the business of a financial services firm.  Credit risk is an integral part of many of our retail, corporate, wealth management and Investment Bank activities, and our non-core activities that were transferred to Corporate Center – Non-core and Legacy Portfolio, including lending, underwriting and derivatives activities.  Changes in interest rates, credit spreads, securities' prices, market volatility and liquidity, foreign exchange levels and other market fluctuations can adversely affect our earnings.  Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate.  We must, therefore, diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the financial crisis of 2007–2009, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems.  Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis.  Moreover, stress loss and concentration controls and the dimensions in which we aggregated risk to identify potentially highly correlated exposures proved to be inadequate.  Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:

•        we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

•        our assessment of the risks identified or our response to negative trends proves to be untimely, inadequate, insufficient or incorrect;

•        markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resulting environment is, therefore, affected;

•        third parties to whom we have credit exposure or whose securities we holds for our own account are severely affected by events not anticipated by our models, and accordingly we suffer defaults and impairments beyond the level implied by our risk assessment; or

•        collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.

We also manage risk on behalf of our clients in our asset and wealth management businesses.  The performance of assets we hold for our clients in these activities could be adversely affected by the same factors.  If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management, or withdrawal of mandates.

If we decide to support a fund or another investment that we sponsor in our asset or wealth management businesses, we might, depending on the facts and circumstances, incur charges that could increase to material levels.

Investment positions, such as equity investments made as part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors.  These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon.  They are subject to a distinct control framework.  Deteriorations in the fair value of these positions would have a negative impact on our earnings.

Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source

If available, the fair value of a financial instrument or non-financial asset or liability is determined using quoted prices in active markets for identical assets or liabilities.  Where the market is not active, fair value is established using a valuation technique, including pricing models.  Where available, valuation techniques use market observable assumptions and inputs.  If such information is not available, inputs may be derived by reference to similar instruments in active markets, from recent prices for comparable transactions or from other observable market data.  If market observable data is not available, we select non-market observable inputs to be used in our valuation techniques.  We also use internally developed models.  Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results.  We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions.  Judgment is an important component of this process, and failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results.  Moreover, evolving market practice may result in changes to valuation techniques that could have a material impact on our financial results.  Changes in model inputs or calibration, changes in the valuation methodology incorporated in models, or failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results.

Liquidity and funding management are critical to our ongoing performance

The viability of our business depends on the availability of funding sources, and our success depends on our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions.  A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including retail and wholesale deposits and the regular issuance of money market securities.  The volume of our funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions or widening credit spreads, which could also influence the cost of funding.  A change in the availability of short-term funding could occur quickly.

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding.  In addition, as we experienced in connection with Moody's downgrade of our long-term rating in June 2012, rating downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses.  Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that ratings changes could influence the performance of some of our businesses.

More stringent capital and liquidity and funding requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs.  The addition of loss-absorbing debt as a component of capital requirements and potential future requirements to maintain senior unsecured debt that could be written down in the event of our insolvency or other resolution, may increase our funding costs or limit the availability of funding of the types required.

We may be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation.  We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth.  Barriers to entry in individual markets and pricing levels are being eroded by new technology.  We expect these trends to continue and competition to increase.  Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies, adequately developing or updating our technology, particularly in trading businesses, or are unable to attract or retain the qualified people needed to carry them out.

The amount and structure of our employee compensation is affected not only by our business results but also by competitive factors and regulatory considerations.  Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance.  We have made changes to the terms of compensation awards to reflect the demands of various stakeholders, including regulatory authorities and shareholders.  These terms include the introduction of a deferred contingent capital plan with many of the features of the loss-absorbing capital that we have issued in the market but with a higher capital ratio write-down trigger, increased average deferral periods for stock awards, and expanded forfeiture provisions for certain awards linked to business performance.  These changes, while intended to better align the interests of our staff with those of other stakeholders, increase the risk that key employees will be attracted by competitors and decide to leave us, and that we may be less successful than our competitors in attracting qualified employees.  The loss of key staff and the inability to attract qualified replacements, depending upon which and how many roles are affected, could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment.

In a referendum in March 2013, the Swiss cantons and voters approved an initiative to give shareholders of Swiss listed companies more influence over board and management compensation.  The ordinance requires public companies to specify in their articles of association a mechanism to require annual binding votes by shareholders on the aggregate compensation of each of the board of directors and the executive board.  We held our first such binding votes at our 2015 annual general meeting.

The EU has adopted legislation that caps the amount of variable compensation in proportion to the amount of fixed compensation for employees of a bank active within the EU.  This legislation will apply to our employees in the EU.  These and other similar initiatives may require us to make further changes to our compensation structure and may increase the risks described above.

Our financial results may be negatively affected by changes to accounting standards

We report our results and financial position in accordance with IFRS as issued by the IASB.  Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis.  Such changes may also affect our regulatory capital and ratios.  We monitor potential accounting changes and when these are finalized by the IASB, and determine the potential impact and disclose significant future changes in our financial statements.  Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

The goodwill that we have recognized on the respective balance sheets of our operating segments is tested for impairment at least annually.  Our impairment test in respect of the assets recognized as of 31 December 2014 indicated that the value of our goodwill is not impaired.  The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates.  If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement.  For example, in the third quarter of 2012, the carrying amount of goodwill and certain other non-financial assets of the Investment Bank were written down, resulting in a pre-tax impairment loss of almost CHF 3.1 billion.

The effect of taxes on our financial results is significantly influenced by reassessments of our deferred tax assets

The deferred tax assets ("DTA") that we have recognized on our balance sheet as of 31 December 2014 in respect of prior years' tax losses reflect the probable recoverable level based on future taxable profit as informed by our business plans.  If the business plan earnings and assumptions in future periods substantially deviate from current forecasts, the amount of recognized deferred tax assets may need to be adjusted in the future.  These adjustments may include write-downs of deferred tax assets through the income statement.

Our effective tax rate is highly sensitive both to our performance as well as our expectation of future profitability as reflected in our business plans.  Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results.  If our performance is expected to improve, particularly in the US, the UK or Switzerland, we could potentially recognize additional deferred tax assets as a result of that assessment.  The effect of doing so would be to significantly reduce our effective tax rate in years in which additional deferred tax assets are recognized.  Conversely, if our performance in those countries is expected to produce diminished taxable profit in future years, we may be required to write down all or a portion of the currently recognized deferred tax assets through the income statement.  This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken.

In 2015, excluding the effects of any potential reassessment of the level of deferred tax assets, we expect our effective tax rate to be approximately 25%.  We expect to revalue our overall level of deferred tax assets ("DTAs") during the second half of each year based on a reassessment of future profitability taking into account updated business plan forecasts as part of our annual business planning process.  In each of the past three years, we have recognized substantial DTAs as a result of extension of the forecast period over which income is taken into account for recognition of DTAs based on both future forecasts and assessment criteria of the reliability of those forecasts.  As the internal assessment threshold for further extensions of the forecast period are higher, we currently do not expect to make further extensions of the forecast period in the near future, which will reduce the amount of DTAs recognized in future years.  Should we realize less profits in future years than anticipated in our forecasts or reduce our forecasts of future profitability, particularly in the US, we could be required to write down currently recognized DTAs.  Given the amount of DTAs currently recognized, any such write-down could be substantial.  Our full year tax rate could change significantly based on reassessments of DTAs.  It could also change if aggregate tax expenses for locations other than Switzerland, the US and the UK differ from what is expected.  Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the US and Switzerland.  Reductions in the statutory tax rate would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value.  This in turn would cause a write-down of the associated deferred tax assets.

In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws could cause the amount of taxes ultimately paid by us to materially differ from the amount accrued.

We have undertaken, or are considering, changes to our legal structure in the US, the UK, Switzerland and other countries in response to regulatory changes.  Tax laws or the tax authorities in these countries may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates or may impose limitations on the utilization of tax losses that are expected to carry on businesses formerly conducted by the transferor.  Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the deferred tax assets associated with such tax losses could be written down through the income statement.

A net charge of CHF 123 million was recognized in operating expenses (within operating profit before tax) in 2014 in relation to the UK bank levy.  This is a balance sheet levy, payable by banks operating in the UK.  Our bank levy expense for future years will depend on both the rate of the levy and our taxable UK liabilities at each year-end; changes to either factor could increase the cost.  This expense could increase if organizational changes involving UBS Limited and/or UBS AG alter the level or profile of our bank levy tax base.  We expect that the annual bank levy charge will continue to be recognized for IFRS purposes as an expense arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position.

As UBS Group AG is a holding company, its operating results, financial condition and ability to pay dividends and other distributions and/or to pay its obligations in the future are dependent on funding,  dividends and other distributions received from UBS AG or any other current or future direct subsidiary, which may be subject to restrictions

UBS Group AG's ability to pay dividends and other distributions and to pay its obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from UBS AG and any new subsidiaries established by UBS Group in the future.  The ability of such subsidiaries to make loans or distributions (directly or indirectly) to UBS Group AG may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable law and regulatory and fiscal or other restrictions.  UBS Group AG's subsidiaries, including UBS AG, UBS Switzerland AG, UBS Limited and the US IHC (when designated) are subject to laws that restrict dividend payments, authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group AG, or limit or prohibit transactions with affiliates.  Restrictions and regulatory action of this kind could impede access to funds that UBS Group AG may need to make payments.

In addition, UBS Group AG's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to all prior claims of the subsidiary's creditors.

UBS Group AG's credit rating could be lower than the rating of UBS AG, which may adversely affect the market value of the securities and other obligations of UBS Group AG on a standalone basis.

Furthermore, we expect that UBS Group AG may guarantee some of the payment obligations of certain of our subsidiaries from time to time.  These guarantees may require UBS Group AG to provide substantial funds or assets to subsidiaries or their creditors or counterparties at a time when UBS Group AG is in need of liquidity to fund its own obligations.

Our stated capital returns objective is based, in part, on capital ratios that are subject to regulatory change and may fluctuate significantly

We have committed to return at least 50% of our net profit to shareholders as capital returns, provided our fully applied CET1 capital ratio is at least 13% and our post-stress fully applied CET1 capital ratio is at least 10%.  As of 30 June 2015, our post-stress CET1 capital ratio exceeded this 10% objective.  However, our ability to maintain a fully applied CET1 capital ratio of at least 13% is subject to numerous risks, including the results of our business, changes to capital standards, methodologies and interpretation that may adversely affect our calculated fully applied CET1 capital ratio, imposition of risk add-ons or additional capital requirements such as additional capital buffers.

Changes in the methodology, assumptions, stress scenario and other factors may result in material changes in our post-stress fully applied CET1 capital ratio.  Our objective to maintain a post-stress fully applied CET1 capital ratio of at least 10% is a condition to our capital returns commitment.  To calculate our post-stress CET1 capital ratio, We forecast capital one year ahead based on internal projections of earnings, expenses, distributions to shareholders and other factors affecting CET1 capital, including our net defined benefit assets and liabilities.  We also forecast one-year developments in RWA.  We adjust these forecasts based on assumptions as to how they may change as a result of a severe stress event.  We then further deduct from capital the stress loss estimated using our combined stress test ("CST") framework to arrive at the post-stress CET1 capital ratio.  Changes to our results, business plans and forecasts, in the assumptions used to reflect the effect of a stress event on our business forecasts or in the results of our CST, could have a material effect on our stress scenario results and on our calculated fully applied post-stress CET1 capital ratio.  Our CST framework relies on various risk exposure measurement methodologies which are predominantly proprietary, on our selection and definition of potential stress scenarios and on our assumptions regarding estimates of changes in a wide range of macroeconomic variables and certain idiosyncratic events for each of those scenarios.  We periodically review these methodologies, and assumptions are subject to periodic review and change on a regular basis.  Our risk exposure measurement methodologies may change in response to developing market practice and enhancements to our own risk control environment, and input parameters for models may change due to changes in positions, market parameters and other factors.  Our stress scenarios, the events comprising a scenario and the assumed shocks and market and economic consequences applied in each scenario are subject to periodic review and change.  A change in the CST scenario used to calculate the fully applied post-stress CET1 capital ratio, or in the assumptions used in a particular scenario, may cause the post-stress CET1 capital ratio to fluctuate materially from period to period.  Our business plans and forecasts are subject to inherent uncertainty, our choice of stress test scenarios and the market and macroeconomic assumptions used in each scenario are based on judgments and assumptions about possible future events.  Our risk exposure methodologies are subject to inherent limitations, rely on numerous assumptions as well as on data which may have inherent limitations.  In particular, certain data is not available on a monthly basis and we may therefore rely on prior month/quarter data as an estimate.  All of these factors may result in our post-stress CET1 capital ratio, as calculated using our methodology for any period, being materially higher or lower than the actual effect of a stress scenario.

This Form 6-K is hereby incorporated by reference into each of (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-204908) and (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements; and also into (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  November 30, 2015